File No. 69-355

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM U-3A-2


                STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                  UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                     TO BE FILED ANNUALLY PRIOR TO MARCH 1

                       UPPER PENINSULA ENERGY CORPORATION
-------------------------------------------------------------------------------
                               (Name of Company)


hereby files with the Securities and Exchange Commission, pursuant to Rule U-3A-2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption, the following information is submitted:

   1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

      (a) Claimant - Upper Peninsula Energy Corporation, 600 Lakeshore Drive, Houghton, Michigan 49931-0130.

          State of Organization - Michigan

          Nature of Business - Holding Company

      (b) Subsidiary - Upper Peninsula Power Company, 600 Lakeshore Drive, Houghton, Michigan 49931-0130

          State of Organization - Michigan

          Nature of Business - Engaged in the generation, purchase, transmission, distribution and sale of electric energy in the Upper Peninsula of Michigan in the Counties of Alger, Baraga, Delta, Houghton, Iron, Keweenaw, Marquette, Menominee, Ontonagon and Schoolcraft.

      (c) Subsidiary - Upper Peninsula Building Development Company,600 Lakeshore Drive, Houghton, Michigan 49931-0130

          State of Organization - Michigan

          Nature of Business - Owns the corporate headquarters building which is leased to Upper Peninsula Power Company.

      (d) Subsidiary - PENVEST, Incorporated, 600 Lakeshore Drive, Houghton, Michigan 49931-0130

          State of Organization - Michigan

          Nature of Business - Has investments in communications and real estate.

   2. Properties -

      (a) Claimant (Upper Peninsula Energy Corporation) -

      The total properties of the Claimant consist of the Common Stock of Upper Peninsula Power Company, Upper Peninsula Building Development Company, and PENVEST, Incorporated.

      (b)  Subsidiary (Upper Peninsula Power Company) -

      All of Upper Peninsula Power Company properties are located within the State of Michigan. There are no transmission facilities which receive or deliver energy at the borders.

      The transmission and distribution system is comprised of approximately 3,537 circuit miles. Transmission and subtrans- mission networks are operated at 138, 69, 33 and 12 kV, consisting of approximately 374, 371, 48 and 13 circuit miles, respectively. The remaining 2,730 miles are operated at distribution voltages ranging between 120 and 15,000 volts.

      Upper Peninsula Power Company owns 417 mVa of distribution transformers, 495 mVa of transmission bulk power step-down transformers, and 147 mVa of generation step-up transformers in service on the system.

      Certain information as to owned generation is set forth below:

                                              Net
         Station           Fuel         Capability (KW)        County
        ----------       --------       ---------------       ---------

        Warden           Coal/Gas           17,700            Baraga
        Victoria         Hydro              12,340            Ontonagon
        Prickett *       Hydro               2,220            Baraga
        Portage          Oil                27,500            Houghton
        Gladstone        Oil                27,500            Delta
        McClure          Hydro               8,680            Marquette
        Hoist            Hydro               4,280            Marquette
        Cataract *       Hydro               1,460            Marquette
        AuTrain *        Hydro               1,060            Alger

        <F*>   Run of the river plants with limited capacity to store water.

      The Warden generation station is a one-unit coal/gas-fired plant currently in reserve status.

      The Portage and Gladstone turbines are both one-unit oil-fired gas turbines.

      Upper Peninsula Power Company owns numerous miscellaneous properties in various parts of its territory which are used for office, service and other purposes. The most important of these are the Service Centers at Ishpeming, Houghton, Ontonagon, Iron River, Escanaba and Munising, Michigan. Upper Peninsula Power Company also leases small parcels of land for substations and miscellaneous temporary uses.

   3. The following information is submitted for the calendar year 1997 with respect to the Claimant and its Subsidiary:

                                                       Upper Peninsula
                                         Claimant       Power Company
                                         --------      ---------------

         (a)  Number of kWh of             None          845,377,000
              electric energy
              sold (at retail or
              wholesale)

         (b)  Number of kWh of             None             None
              electric energy
              distributed outside
              of Michigan

         (c)  Number of kWh of             None             None
              electric energy sold
              at wholesale outside
              of Michigan or at
              Michigan state line

         (d)  Number of kWh of             None             None
              electric energy
              purchased outside of
              Michigan or at the
              Michigan state line

   4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

      (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

            None

      (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

             None

      (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

             None

      (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

             None

      (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

             None

                                   EXHIBIT A
                                   ---------


      A consolidated statement of income and retained earnings together with a consolidated balance sheet of Upper Peninsula Energy Corporation for the calendar year 1997 is enclosed.

      Also attached are statements of income and retained earnings together with balance sheets for the calendar year 1997 for Upper Peninsula Power Company, Upper Peninsula Building Development Company, and PENVEST, Incorporated.

      The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February 1998.

                                UPPER PENINSULA ENERGY CORPORATION


                                By  /s/ B. C. Arola
                                    -------------------------------------------
                                        B. C. Arola
                                        Vice President, Treasurer and Secretary



                                                                    Exhibit A
                                                                   Page 1 of 11


                       UPPER PENINSULA ENERGY CORPORATION
              FINANCIAL STATEMENTS - YEAR ENDED DECEMBER 31, 1997

                         CONSOLIDATED INCOME STATEMENT
                         -----------------------------


                                                     Thousands
                                                     of Dollars
                                                     ----------

Operating Revenues                                   $  60,104
                                                     ---------
Operating Expenses:
   Operation - Power Supply Costs                       21,128
             - Other                                    17,413
   Maintenance                                           2,664
   Depreciation and Amortization                         5,900
   Federal Income Tax Expense                            1,620
   Taxes Other Than Federal
     Income Taxes - Ad Valorem                           3,677
                  - Other                                1,250
                                                     ---------
           Total                                        53,652
                                                     ---------
Operating Income                                         6,452
                                                     ---------
Other Income (Deductions):
   Interest Income                                         162
   AFUDC                                                    25
   Other                                                   279
   Federal Income Tax Expense                             (216)
                                                     ---------
           Total                                           250
                                                     ---------
Income Before Interest Charges                           6,702
                                                     ---------
Interest Charges:
   Interest on Long-Term Debt                            3,868
   Amortization of Debt Expense                             74
   Other Interest Expense                                  738
   AFUDC                                                   (67)
                                                     ---------
           Total                                         4,613
                                                     ---------
Income Before Dividends on Preferred Stock
  of Subsidiary                                          2,089
Dividends on Preferred Stock of Subsidiary                  22
                                                     ---------
Net Income                                           $   2,067
                                                     =========

Average Number of Shares Outstanding                 2,960,477
Earnings Per Share of Common Stock                   $    0.70


                                                                    Exhibit A
                                                                   Page 2 of 11


                       UPPER PENINSULA ENERGY CORPORATION
              FINANCIAL STATEMENTS - YEAR ENDED DECEMBER 31, 1997

                  CONSOLIDATED STATEMENT OF RETAINED EARNINGS
                         ------------------------------


                                                     Thousands
                                                     of Dollars
                                                     ----------

Balance at December 31, 1996                          $21,581
Net Income                                              2,067
                                                      -------
      Total                                            23,648

Less Common Dividends - $1.28 per share                 3,794
                                                      -------
Balance at December 31, 1997                          $19,854
                                                      =======


                                                                    Exhibit A
                                                                   Page 3 of 11


                       UPPER PENINSULA ENERGY CORPORATION
                           CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1997

                                     ASSETS
                         -----------------------------


                                                         Thousands
                                                         of Dollars
                                                         ----------

UTILITY PLANT:
  Utility Plant in Service                                $178,943
  Less Accumulated Deprec and Amortization                  80,993
                                                          --------
    Net Plant in Service                                    97,950

  Construction Work in Progress                              4,510
                                                          --------
    Net Utility Plant                                      102,460
                                                          --------
OTHER PROPERTY                                              11,387
                                                          --------
CURRENT ASSETS:
  Cash and Cash Equivalents                                  2,071
  Accounts Receivable:
    Electric (Less allow for doubtful
      accounts of $70)                                       4,300
    Other                                                    3,215
  Revenue Receivable - Power Supply Cost
    Recovery - Net 876 Inventories-at average cost:
    Materials and Supplies                                   1,968
    Fuel                                                       286
  Prepayments                                                  279
  Accrued Ad Valorem Taxes                                   3,867
  Deferred Federal Income Taxes                                642
                                                          --------
     Total                                                  17,504
                                                          --------
DEFERRED DEBITS AND OTHER ASSETS:
  Unamortized Debt Expense                                     466
  Other Deferred Debits                                      5,027
                                                          --------
     Total                                                   5,493
                                                          --------
                  TOTAL ASSETS                            $136,844
                                                          ========


                                                                    Exhibit A
                                                                   Page 4 of 11


                       UPPER PENINSULA ENERGY CORPORATION
                           CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1997

                          CAPITALIZATION & LIABILITIES
                         ------------------------------


                                                         Thousands
                                                         of Dollars
                                                         ----------

CAPITALIZATION:
  Paid-In Capital                                         $ 21,087
  Retained Earnings                                         19,854
                                                          --------
   Total Common Equity                                      40,941
  Redeemable Preferred Stock                                   445
  Long-Term Debt, less current maturities                   43,007
                                                          --------
           Total Capitalization                             84,393
                                                          --------
CURRENT LIABILITIES:
  Long-Term Debt Due within One Year                           260
  Notes Payable                                              9,500
  Accounts Payable                                           4,096
  Accrued Accounts:
    Taxes-Ad Valorem                                         6,488
         -Other                                                112
    Wages and Benefits                                       2,875
    Interest                                                   910
    Dividends                                                    4
                                                          --------
           Total                                            24,245
                                                          --------
DEFERRED CREDITS:
  Deferred Federal Income Taxes                              6,035
  Unamortized Investment Tax Credit                          2,560
  Customer Advances for Construction                         1,895
  Accrued Pension                                            3,590
  Regulatory Liabilities                                     6,208
  Post Retirement Health & Life                              5,229
  Other                                                      2,689
                                                          --------
           Total                                            28,206
                                                          --------
COMMITMENTS AND CONTINGENCIES
                                                          --------
  TOTAL CAPITALIZATION & LIABILITIES                      $136,844
                                                          ========



                                                                    Exhibit A
                                                                   Page 5 of 11


                         UPPER PENINSULA POWER COMPANY
              FINANCIAL STATEMENTS - YEAR ENDED DECEMBER 31, 1997
                                INCOME STATEMENT
                         ------------------------------


                                                    Thousands
                                                    of Dollars
                                                    ----------

Operating Revenues                                   $60,202
                                                     -------
Operating Expenses:
  Operation-Power Supply Costs                        21,128
           -Other                                     16,277
  Maintenance                                          2,664
  Depreciation and Amortization                        5,738
  Federal Income Tax Expense                           2,002
  Taxes Other Than Federal Income Taxes
                               - Ad Valorem            3,557
                               - Other                 1,250
                                                     -------
     Total                                            52,616
                                                     -------
Operating Income                                       7,586
                                                     -------
Other Income (Deductions):
  Interest Income                                        211
  AFUDC                                                   25
  Other                                                  301
  Federal Income Tax Expense                            (160)
                                                     -------
     Total                                               377
                                                     -------
Income Before Interest Charges                         7,963
                                                     -------
Interest Charges:
  Interest on Long-Term Debt                           3,487
  Amortization of Debt Expense                            66
  Other Interest Expense                                 738
  AFUDC                                                  (67)
                                                     -------
     Total                                             4,224
                                                     -------
Net Income                                           $ 3,739
                                                     =======

                  STATEMENT OF RETAINED EARNINGS

Balance at December 31, 1996                         $18,539
Net Income                                             3,739
                                                     -------
     Total                                            22,278
  Dividends:
    Preferred                       22
    Common                       3,796
                                 -----
     Total Dividends                                   3,818
                                                     -------
Balance at December 31, 1997                         $18,460
                                                     =======


                                                                    Exhibit A
                                                                   Page 6 of 11


                         UPPER PENINSULA POWER COMPANY
                                 BALANCE SHEET
                               DECEMBER 31, 1997

                                     ASSETS
                         ------------------------------


                                                    Thousands
                                                    of Dollars
                                                    ----------

UTILITY PLANT:
  Utility Plant in Service                           $178,944
  Less Accumulated Deprec and Amortization             80,994
                                                     --------
     Net Plant in Service                              97,950

  Construction Work In Progress                         4,510
                                                     --------
     Net Utility Plant                                102,460
                                                     --------
OTHER PROPERTY                                          5,799
                                                     --------
CURRENT ASSETS:
  Cash and Cash Equivalents                             1,011
  Accounts Receivable:
    Electric (less allow for doubtful accounts
              of $70)                                   4,300
    Other                                               5,543
  Revenue Receivable - Power Supply Cost
    Recovery - Net 876 Inventories-at average cost:
    Materials and Supplies                              1,967
    Fuel                                                  286
  Prepayments                                             279
  Accrued Ad Valorem Taxes                              3,761
  Deferred Federal Income Taxes                           642
                                                     --------
     Total                                             18,665
                                                     --------
DEFERRED DEBITS and OTHER ASSETS:
  Unamortized Debt Expense                                347
  Other Deferred Debits                                 4,969
                                                     --------
     Total                                              5,316
                                                     --------
          TOTAL ASSETS                               $132,240
                                                     ========



                                                                    Exhibit A
                                                                   Page 7 of 11


                         UPPER PENINSULA POWER COMPANY
                                 BALANCE SHEET
                               DECEMBER 31, 1997

                          CAPITALIZATION & LIABILITIES
                         -----------------------------


                                                    Thousands
                                                    of Dollars
                                                    ----------

CAPITALIZATION:
  Common Stock 1,473,736 shares, $9 Stated Value     $ 13,264
  Paid-In Capital                                       8,559
  Retained Earnings                                    18,460
                                                     --------
    Total Common Equity                                40,283
  Redeemable Preferred Stock                              445
  Long-Term Debt, less current maturities              38,970
                                                     --------
     Total Capitalization                              79,698
                                                     --------
CURRENT LIABILITIES:
  Long-Term Debt Due Within One Year                      260
  Notes Payable                                         9,500
  Accounts Payable                                      4,136
  Accrued Accounts:
    Taxes-Ad Valorem                                    6,488
         -Other                                           447
    Wages and Benefits                                  2,875
    Interest                                              848
    Dividends                                               4
                                                     --------
     Total                                             24,558
                                                     --------

DEFERRED CREDITS:
  Deferred Federal Income Taxes                         5,814
  Unamort Investment Tax Credit                         2,560
  Customer Advances for Construction                    1,895
  Accrued Pension                                       3,590
  Regulatory Liabilities                                6,208
  Postretirement Health & Life                          5,229
  Other                                                 2,688
                                                     --------
     Total                                             27,984
                                                     --------

    TOTAL CAPITALIZATION & LIABILITIES               $132,240
                                                     ========


                                                                    Exhibit A
                                                                   Page 8 of 11


                  UPPER PENINSULA BUILDING DEVELOPMENT COMPANY
              FINANCIAL STATEMENTS - YEAR ENDED DECEMBER 31, 1997

                                INCOME STATEMENT
                         -----------------------------


                                                   Thousands
                                                   of Dollars
                                                   ----------

Operating Revenues                                   $1,052
                                                     ------
Operating Expenses:
  Operation                                              11
  Depreciation and Amortization                         151
  Taxes Other Than Income Taxes - Ad Valorem            114
  Federal Income Tax Expense                            132
                                                     ------
     Total                                              408
                                                     ------
Operating Income                                        644
                                                     ------
Other Income (Deductions)                                24
                                                     ------
Income Before Interest Charges                          668
                                                     ------
Interest Charges:
  Interest on Long-Term Debt                            381
  Amortization of Debt Expense                            8
                                                     ------
     Total                                              389
                                                     ------
Net Income                                           $  279
                                                     ======

                  STATEMENT OF RETAINED EARNINGS

Balance at December 31, 1996                            307
Net Income                                              279
                                                     ------
Balance at December 31, 1997                         $  586
                                                     ======


                                                                    Exhibit A
                                                                   Page 9 of 11


                  UPPER PENINSULA BUILDING DEVELOPMENT COMPANY
                                 BALANCE SHEET
                               DECEMBER 31, 1997

                                     ASSETS
                          ----------------------------


                                                   Thousands
                                                   of Dollars
                                                   ----------

FIXED ASSETS:
  Office Building                                    $6,021
  Less Accumulated Depreciation                       1,038
                                                     ------
                                                      4,983
  Land                                                   47
                                                     ------
     Total                                            5,030
                                                     ------
CURRENT ASSETS:
  Cash and Cash Equivalents                           1,033
  Accounts Receivable-Associated Companies               39
  Prepayments                                           106
                                                     ------
     Total                                            1,178
                                                     ------
DEFERRED DEBITS and OTHER ASSETS:
  Unamortized Debt Expense                              119
  Initial Direct Costs-Lease                             10
                                                     ------
     Total                                              129
                                                     ------
          TOTAL ASSETS                               $6,337
                                                     ======

                   CAPITALIZATION & LIABILITIES
                   -----------------------------
CAPITALIZATION:
  Paid-In Capital                                    $1,214
  Retained Earnings                                     586
                                                     ------
    Total Common Equity                               1,800
  Long Term Debt, less current maturities             3,887
                                                     ------
     Total Capitalization                             5,687
                                                     ------
CURRENT LIABILITIES:
  Long Term Debt Due Within One Year                    150
  Accounts Payable-Associated Companies                  28
  Taxes - Ad Valorem                                    154
  Taxes - Federal Income                                 35
  Interest                                               62
  Deferred Federal Income Taxes                         221
                                                     ------
     Total                                              650
                                                     ------
TOTAL CAPITALIZATION & LIABILITIES                   $6,337
                                                     ======


                                                                    Exhibit A
                                                                  Page 10 of 11


                             PENVEST, INCORPORATED
                               DECEMBER 31, 1997

                                INCOME STATEMENT
                         -----------------------------


                                                   Thousands
                                                   of Dollars
                                                   ----------

Operating Revenues                                   $   17
                                                     ------
Operating Expenses:
  Operation                                              49
  Depreciation and Amortization                           1
  Taxes Other Than Income Taxes - Ad Valorem              1
  Federal Income Tax Expense                             21
                                                     ------
     Total                                               72
                                                     ------
Operating Income                                     $  (55)
Interest Income                                          92
                                                     ------
Net Income                                               37
                                                     ======

                  STATEMENT OF RETAINED EARNINGS

Balance at December 31, 1996                         $  (30)
Net Income - Loss                                        37
                                                     ------
Balance at December 31, 1997                         $    7
                                                     ======


                                                                    Exhibit A
                                                                  Page 11 of 11


                             PENVEST, INCORPORATED
                               DECEMBER 31, 1997

                                 BALANCE SHEET
                                     ASSETS
                          ----------------------------


                                                   Thousands
                                                   of Dollars
                                                   ----------

FIXED ASSETS:
  Communication Link                                 $   40
  Less Accumulated Depreciation                           2
                                                     ------
     Total                                               38

CURRENT ASSETS:
  Cash                                                    8
  Accounts Receivable                                     2
                                                     ------
     Total                                               10
                                                     ------
OTHER ASSETS:
  Note Receivable - Sawyer Lumber Company             2,393
  Other Investments                                     181
                                                     ------
                                                      2,574
                                                     ------
TOTAL ASSETS                                         $2,622
                                                     ======

                   CAPITALIZATION & LIABILITIES
                    ---------------------------

CAPITALIZATION:
  Paid-In Capital                                    $2,550
  Retained Earnings                                       7
                                                     ------
     Total Capitalization                             2,557

CURRENT LIABILITIES:
  Accounts Payable                                       45
  Taxes - Federal Income                                 20
                                                     ------
     Total                                               65
                                                     ------
     TOTAL CAPITALIZATION & LIABILITIES              $2,622
                                                     ======


                                      -6-


                                   EXHIBIT B
                                   ---------

                            FINANCIAL DATA SCHEDULE

[ARTICLE] UT

[PERIOD-TYPE]                            YEAR
[FISCAL-YEAR-END]                        DEC-31-1997
[PERIOD-END]                             DEC-31-1997
[BOOK-VALUE]                             PER-BOOK
[TOTAL-NET-UTILITY-PLANT]                102,460
[OTHER-PROPERTY-AND-INVEST]               11,387
[TOTAL-CURRENT-ASSETS]                    17,504
[TOTAL-DEFERRED-CHARGES]                   5,493
[OTHER-ASSETS]                                 0
[TOTAL-ASSETS]                           136,844
[COMMON]                                       0
[CAPITAL-SURPLUS-PAID-IN]                 21,087
[RETAINED-EARNINGS]                       19,854
[TOTAL-COMMON-STOCKHOLDERS-EQ]            40,941
[PREFERRED-MANDATORY]                        445
[PREFERRED]                                    0
[LONG-TERM-DEBT-NET]                      43,007
[SHORT-TERM-NOTES]                         9,500
[LONG-TERM-NOTES-PAYABLE]                      0
[COMMERCIAL-PAPER-OBLIGATIONS]                 0
[LONG-TERM-DEBT-CURRENT-PORT]                260
[PREFERRED-STOCK-CURRENT]                      0
[CAPITAL-LEASE-OBLIGATIONS]                    0
[LEASES-CURRENT]                               0
[OTHER-ITEMS-CAPITAL-AND-LIAB]            42,691
[TOT-CAPITALIZATION-AND-LIAB]            136,844
[GROSS-OPERATING-REVENUE]                 60,104
[INCOME-TAX-EXPENSE]                       1,620
[OTHER-OPERATING-EXPENSES]                52,032
[TOTAL-OPERATING-EXPENSES]                53,652
[OPERATING-INCOME-LOSS]                    6,452
[OTHER-INCOME-NET]                           250
[INCOME-BEFORE-INTEREST-EXPEN]             6,702
[TOTAL-INTEREST-EXPENSE]                   4,613
[NET-INCOME]                               2,089
[PREFERRED-STOCK-DIVIDENDS]                   22
[EARNINGS-AVAILABLE-FOR-COMM]              2,067
[COMMON-STOCK-DIVIDENDS]                   3,794
[TOTAL-INTEREST-ON-BONDS]                  3,868
[CASH-FLOW-OPERATIONS]                     6,592
[EPS-PRIMARY]                               0.70
[EPS-DILUTED]                               0.70


                                      -7-


                                   EXHIBIT C
                                   ---------


      An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

      There are no EWG or foreign utility companies related to any of our associated companies in the holding- company system.

      The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 1998.


                                UPPER PENINSULA ENERGY CORPORATION
                                (Name of claimant)


                                By  /s/ B. C. Arola
                                    -------------------------------------------
                                        B. C. Arola
                                        Vice President, Treasurer and Secretary



Corporate Seal

Attest:

B. C. Arola
-------------------
      (Name)


      Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:


B. C. Arola                         Vice President, Treasurer and Secretary
-------------------                 ------------------------------------------
      (Name)                                        (Title)


               600 Lakeshore Drive, Houghton, Michigan 49931-0130
              ---------------------------------------------------
                                   (Address)